       FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 19, 1999

                                                  REGISTRATION NO. [333-       ]
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             BEYOND.COM CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7375                            94-3212136
   (STATE OR OTHER JURISDICTION       (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER IDENTIFICATION
OF INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)                  NUMBER)

                            1195 WEST FREMONT AVENUE
                          SUNNYVALE, CALIFORNIA 94087
                                 (408) 616-4200
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 MARK L. BREIER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             BEYOND.COM CORPORATION
                            1195 WEST FREMONT AVENUE
                          SUNNYVALE, CALIFORNIA 94087
                                 (408) 616-4200

COPIES OF ALL COMMUNICATIONS, INCLUDING ALL COMMUNICATIONS SENT TO THE AGENT FOR
                          SERVICE, SHOULD BE SENT TO:

                            RICHARD SCUDELLARI, ESQ.
                            JUSTIN L. BASTIAN, ESQ.
                            ROCHELLE A. KRAUSE, ESQ.
                            MORRISON & FOERSTER LLP
                               755 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94304
                                 (650) 813-5600

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
------------------------

    If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
------------------------

    If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
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    TITLE OF EACH CLASS OF                                 PROPOSED MAXIMUM
          SECURITIES                 AMOUNT TO BE           OFFERING PRICE         PROPOSED MAXIMUM           AMOUNT OF
       TO BE REGISTERED               REGISTERED             PER UNIT(1)            OFFERING PRICE         REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.001
  per share...................        17,592,449             $28.40625(1)          $499,735,505(1)             $138,927
------------------------------------------------------------------------------------------------------------------------------
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

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) based on the average of the high and low reported sales prices on The Nasdaq Stock Market National Market on July 15, 1999.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
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

The information in this prospectus is not complete and may be changed. The selling stockholders may not resell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED JULY 19, 1999

                               17,592,449 SHARES

                             BEYOND.COM CORPORATION

                                  COMMON STOCK

                           -------------------------

     This prospectus relates to 17,592,449 outstanding shares of our common stock that the selling stockholders named in this prospectus may offer from time to time. Of these shares, 4,930,087 shares were issued to holders of BuyDirect.com, Inc.'s common and preferred stock in connection with a transaction whereby one of our wholly-owned subsidiaries merged with and into BuyDirect.com, Inc. We are filing the registration statement of which this prospectus is a part to satisfy our contractual obligations relating to the shares issued in connection with the BuyDirect.com merger, as well as to provide additional holders of up to 15,504,631 outstanding shares of our common stock with freely tradeable securities. The registration of these shares does not necessarily mean that any of the selling stockholders will offer or sell their shares.

     We are not offering or selling any shares of our common stock pursuant to this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear the expenses of the offering of the common stock, except that the selling stockholders will pay any applicable underwriting fees, discounts or commissions and transfer taxes, as well as the feels and disbursements of his or her counsel and experts.

     Our common stock is listed for trading on The Nasdaq Stock Market's National Market under the symbol "BYND". On July 15, 1999, the last reported sales price for our common stock on The Nasdaq Stock Market's National Market was $28.875.

     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

              The date of this prospectus is                , 1999

                               TABLE OF CONTENTS

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                                      PAGE
                                      ----
RISK FACTORS........................    3
BEYOND.COM CORPORATION..............   22
USE OF PROCEEDS.....................   23
DIVIDEND POLICY.....................   23
SELLING STOCKHOLDERS................   24
DESCRIPTION OF CAPITAL STOCK........   25
PLAN OF DISTRIBUTION................   30

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
LEGAL MATTERS.......................   31
EXPERTS.............................   31
WHERE YOU CAN FIND MORE
  INFORMATION.......................   32
INCORPORATION OF CERTAIN DOCUMENTS
  BY REFERENCE......................   32

                           -------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. INFORMATION CONTAINED IN BEYOND.COM'S WEB SITE DOES NOT CONSTITUTE PART OF THIS DOCUMENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                                  RISK FACTORS

     You should carefully consider the risks described below before making a decision to purchase shares of our common stock. If any of the following risks actually occur, our business, financial condition or results of future operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks faced by us described below and elsewhere in this prospectus.

WE HAVE A LIMITED OPERATING HISTORY AND HAVE INCURRED NET LOSSES SINCE INCEPTION AND EXPECT FUTURE LOSSES

     We began selling software on our Web site in November 1994. As a result, we have only a limited operating history upon which you may evaluate our business and prospects. We incurred net losses of $57.5 million from inception of our business through March 31, 1999. As of March 31, 1999, we had an accumulated deficit of $61.2 million. We expect to continue to incur significant net operating losses for the foreseeable future.

WE ANTICIPATE SIGNIFICANT LOSSES AND NEGATIVE CASH FLOW

     We expect significant operating losses and negative cash flow to continue for the foreseeable future. We anticipate our losses will increase significantly from current levels because we expect to incur additional costs and expenses related to:

     - brand development, marketing and promotion;

     - Web site content development;

     - strategic relationship development and maintenance; and

     - technology and operating infrastructure development, including improved digital download capabilities.

     In addition, in March 1999 we completed a transaction whereby one of our wholly-owned subsidiaries merged with and into BuyDirect.com, Inc., an online software retailer. As a result of the BuyDirect.com merger, we expect that our losses will increase even more significantly due to additional costs and expenses related to:

     - increased headcount;

     - additional facilities and infrastructure; and

     - assimilation of operations and personnel.

     In addition, as a result of the BuyDirect.com merger we recorded a significant amount of goodwill, the amortization of which will adversely affect our earnings and profitability for the foreseeable future. We recorded goodwill and other intangible assets as of March 31, 1999 of approximately $136 million, which are being amortized through 2002. We believe it is likely that we will not generate additional earnings sufficient to recover the amount of goodwill and other intangible assets recorded during the period in which they are amortized.

     Because we have relatively low gross margins, our ability to become profitable given our planned expenses depends on our ability to generate and sustain substantially higher net revenues. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future.

     We base our current and future expense levels, which are largely fixed, on our operating plans and estimates of future revenues. We find sales and operating results difficult to forecast, because they generally depend on the volume and timing of the orders we receive. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. A shortfall in revenues will significantly harm our business and operating results. In view of the rapidly evolving nature of our business, proposed and possible future acquisitions and our limited operating history of selling software online, we have little experience forecasting our revenues. Therefore, we believe that period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely upon them as an indication of our future performance. If we cannot achieve and sustain operating profitability or positive cash flow from operations, we may be unable to meet our debt service obligations or working capital requirements, which would adversely affect our business.

OUR FUTURE OPERATING RESULTS ARE UNPREDICTABLE

     Our revenues and operating results may fluctuate significantly from quarter to quarter due to a number of factors, not all of which are in our control. These factors include:

     - our ability to attract and retain new customers and maintain customer satisfaction;

     - new Web sites, services and products introduced by us or by our competitors;

     - price competition;

     - decreases in the level of growth, use of or consumer acceptance of the Internet and other online services for the purchase of consumer products;

     - our ability to upgrade and develop our systems and infrastructure and attract new personnel in a timely and effective manner, and our ability to integrate BuyDirect.com's systems and personnel;

     - traffic levels on our Web site and our ability to convert that traffic into customers;

     - the amount and timing of operating costs and capital expenditures associated with integrating BuyDirect.com's personnel and operations into our business, including but not limited to, BuyDirect.com's financial obligations under its strategic marketing alliance agreements;

     - the termination of any strategic marketing alliances such as those we have with America Online, Excite, Network Associates, Yahoo!, At Home Corporation ("@Home"), CNET, Inc., Xoom.com, ZDNet, a division of ZD, Inc. and other partners pursuant to which we receive exposure to traffic on third-party Web sites;

     - the termination of contracts with major purchasers, particularly United States government agencies;

     - technical difficulties or system downtime affecting the Internet or online services, generally, or the operation of our Web site;

     - the failure of Internet bandwidth to increase significantly over time and/or an increase in the cost to consumers of obtaining or using Internet bandwidth;

     - the amount and timing of operating costs and capital expenditures relating to the expansion of our business, operations and infrastructure;

     - the number of popular software titles introduced;

     - government regulations related to use of the Internet for commerce or sales and distribution of software; and

     - general economic conditions and economic conditions specific to the Internet, online commerce and the software industry.

     We must increase software sales through Web sites and online sites by increasing the number of visitors to our online sites or by increasing the percentage of visitors to our online sites who purchase software. We must also increase the number of repeat purchasers of software through our online sites, increase revenues from sales to consumer purchasers and digital download software product sales in absolute dollars and as a percentage of our total net revenues. In addition, we must successfully establish, maintain and enhance the Beyond.com brand. We cannot be certain that we can accomplish these objectives or that our business strategy will be successful.

     Seasonal fluctuations in the software industry, Internet and commercial online service usage, and traditional retail, government and corporate seasonal spending patterns and advertising expenditures may affect our business. In particular, Internet and online service usage and its rate of growth may decline in the summer. These seasonal patterns may cause quarterly fluctuations in our operating results and could adversely and materially affect our financial performance.

     Our gross margins are likely to fluctuate over time. A number of factors may impact our gross margins, including:

     - the mix of revenues from sales to government, corporate, consumer and publisher channels;

     - the mix of revenues from sales of shrink-wrap products and products delivered through digital download;

     - the mix of revenues from sales of software products and computer peripheral products (such as joysticks, personal organizers and related products);

     - the mix of revenues we derive from our relationships with strategic partners such as America Online, @Home, CNET, Excite, Network Associates, Xoom, Yahoo! and ZDNet and from our Web site; and

     - the amount of advertising or promotional revenues we receive.

     We realize higher gross margins from:

     - advertising and promotional revenues than from software products sales;

     - product sales through digital download than from sales of shrink-wrap software products;

     - sales of specialty software products than from sales of widely available commodity software products; and

     - sales to consumer purchasers than from sales to government or corporate purchasers.

     Any change in one or more of these factors could adversely and materially affect our gross margins and operating results in future periods. Further, we believe that the size of new software products will continue to increase and that they will be suitable for digital download only if network bandwidth increases significantly. This trend may limit our ability to distribute such software products via digital download and may limit our ability to realize the higher gross margins associated with digital download software product sales.

     Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indicator of our future performance. It is likely that in some future quarter our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock may fall significantly.

WE NEED ADDITIONAL CAPITAL TO PAY DEBT SERVICE ON THE 7 1/4% CONVERTIBLE SUBORDINATED NOTES AND FOR OTHER PURPOSES

     We require substantial working capital to fund our business. We expect operating losses and negative cash flow to continue for the foreseeable future. We anticipate our existing capital resources will meet our capital requirements through at least the next 12 months. However, we may have additional capital needs before this period ends. Thereafter, we will likely have to raise additional funds, in part to make interest payments to holders of our 7 1/4% Convertible Subordinated Notes, and in part to meet our obligations to America Online, @Home, CNET, Excite, Netscape, Network Associates, Xoom, Yahoo!, ZDNet, and other partners. We may elect to seek additional funds at any time.

     The actual amount and timing of our future capital requirements may differ materially from our estimates. In particular, our estimates may be inaccurate as a result of changes and fluctuations in our revenues, operating costs and development expenses. Our revenues, operating costs and development expenses will be negatively affected by any inability to:

     - effectively and efficiently manage the expansion of our operations, including the integration of BuyDirect.com's systems and personnel;

     - obtain favorable co-branding or Internet marketing agreements with third parties similar to those with America Online, @Home, CNET, Excite, Network Associates, Xoom, Yahoo! or ZDNet;

     - negotiate favorable contracts with suppliers, including large volume discounts on purchases of software; and

     - improve brand recognition, attract sufficient numbers of customers or increase the volume of our software sales.

     Our revenues and costs also depend upon factors that we cannot control. These factors include changes in technology and regulations, increased competition and factors such as Web integrity, seasonality, and performance by third parties in connection with our operations. Because of these factors, our actual revenues and costs are uncertain and may vary considerably. These variations may significantly affect our future need for capital.

Also, if we accelerate the expansion of our operations or complete any acquisitions, we will require more funding sooner than we currently expect. We may be unable to raise financing sufficient for our needs, either on suitable terms or at all. This will hinder our ability to satisfy our obligations to holders of our 7 1/4% Convertible Subordinated Notes. This result would substantially harm the trading price of our common stock and materially harm our business.

WE ARE SIGNIFICANTLY LEVERAGED AND WE REQUIRE SUBSTANTIAL AMOUNTS OF CAPITAL FOR DEBT SERVICE

     By selling the 7 1/4% Convertible Subordinated Notes in November and December 1998, we incurred $63,250,000 principal amount of indebtedness. This resulted in a ratio of long-term debt to total capitalization at March 31, 1999 of approximately 23 to 1. Our increased leverage could limit or reduce our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures.

     We will likely require substantial amounts of cash to fund scheduled payments of principal and interest on our 7 1/4% Convertible Subordinated Notes, future capital expenditures and any increased working capital requirements. We believe we may be unable to meet our cash requirements out of cash flow from operations and available borrowings. We also may be unable to obtain alternative financing. A lack of adequate financing may adversely affect our ability to:

     - respond to changing business and economic conditions;

     - make future acquisitions;

     - absorb negative operating results; or

     - fund capital expenditures or increased working capital requirements.

     We could attempt to refinance our 7 1/4% Convertible Subordinated Notes if our cash flow from operations is insufficient to repay them at maturity. However, a refinancing might not be available on terms acceptable to us, or at all. If we fail to make necessary payments on our 7 1/4% Convertible Subordinated Notes, we will be in default under the terms of our 7 1/4% Convertible Subordinated Notes, and may also be in default under agreements controlling our other indebtedness, if any. Any default by us under our 7 1/4% Convertible Subordinated Notes or on other indebtedness could adversely affect our financial condition and operating results.

WE MUST ESTABLISH OUR NEW BRAND

     A growing number of Internet sites, many of which already have well-established brands, offer products and services that compete with ours. As a result, we believe we must establish, maintain and enhance our "Beyond.com" brand. We have been operating under the "Beyond.com" name since August 1998. Our success in promoting and maintaining our new brand or any other brand that we may use in the future will depend largely on our ability to provide a high quality online experience supported by dedicated customer service. We cannot assure that we will be able to meet these goals. In addition, to attract and retain online users and to promote and maintain our new brand or future brands, we may need to substantially increase our marketing expenditures to create and maintain strong brand loyalty among our customers. Our business could be adversely affected if our marketing efforts are unproductive or if we cannot increase our brand awareness.

OUR MARKETS ARE HIGHLY COMPETITIVE

     The online commerce market is new, rapidly evolving and intensely competitive. We expect competition to intensify in the future because barriers to entry are minimal, and current and new competitors can launch new Web sites at a relatively low cost. In addition, the software reselling industry is intensely competitive. We currently compete primarily with traditional software resellers, other online software resellers and other vendors.

     In the online market, we compete with many online software resellers and vendors that maintain similar commercial Web sites (including CompUSA, Outpost.com, Egghead.com and Buy.com). We also compete with the growing number of software publishers that sell their software products directly online. We also anticipate that we may soon compete with other software publishers, including Microsoft, that plan to sell their products directly to customers online, and indirect competitors that specialize in online commerce or derive significant revenues from online commerce, including America Online, Amazon.com, barnesandnoble.com, Netscape and Yahoo!.

     We also compete with:

     - mail order and/or direct marketers of computer products (including cataloguers such as Micro Warehouse and CDW Computer Centers and manufacturers such as Dell Computer, Compaq Computer Corporation and Gateway 2000 Incorporated); and

     - major store-based retailers of software and other related products, such as CompUSA, OfficeMax, Staples, Office Depot and Wal-Mart.

     Further, these traditional store-based retailers and mail order and/or direct marketers of computer products have established or may soon establish, commercial Web sites offering software and computer products.

     Competitive pressures created by any one of these current or future competitors, or by competitors collectively, could have a material adverse affect on our business.

     We believe that the principal competitive factors in our market are:

     - brand recognition;

     - selection;

     - convenience;

     - price;

     - speed and accessibility;

     - customer service;

     - quality of site content; and

     - reliability and speed of fulfillment.

     In addition to those factors, competition in the large enterprise market is also based on:

     - compatibility of products;

     - administration and reporting;

     - single source supply;

     - security; and

     - cost-effective deployment.

     Many of our current and potential competitors have longer operating histories and larger customer bases than we do. In addition, many of our current and potential competitors have greater brand recognition and significantly greater financial, marketing and other resources than we do.

     In addition, as more people use the Internet and other online services, larger, better established and better financed entities may:

     - acquire online competitors or software publishers or suppliers;

     - invest in online competitors or software publishers or suppliers; or

     - form joint ventures with online competitors or software publishers or suppliers.

     Certain of our actual or potential competitors, such as Ingram Micro and Tech Data, may be able to:

     - secure merchandise from vendors on more favorable terms;

     - devote greater resources to marketing and promotional campaigns;

     - adopt more aggressive pricing or inventory availability policies; and

     - devote substantially more resources to web site and systems development than we do.

     Competitors such as Software Spectrum, Government Technology Services, Inc., ASAP Software Express Inc. and Corporate Software & Technology have greater experience in selling software to the large enterprise market than we do. In addition, new technologies and expansion of existing technologies, such as price comparison programs that select specific titles from a variety of Web sites, may direct customers to online software resellers which compete with us and may increase competition. Increased competition may reduce our operating margins, as well as cause a loss to both our market share and brand recognition. Further, to strategically respond to changes in the competitive environment, we may sometimes make pricing, service or marketing decisions or acquisitions that could materially hurt our business. In addition, companies controlling access to Internet transactions through network access or Web browsers could promote our competitors or charge us a substantial fee for inclusion in their product or service offerings. We cannot assure that we can compete successfully against current and future competitors. Failure to compete successfully against our current and future competitors could materially hurt our business.

WE RELY ON SOFTWARE PUBLISHERS AND DISTRIBUTORS

     We are entirely dependent upon the software publishers and distributors that supply us with software and computer products for resale, and the availability of these software and computer products is unpredictable. In 1997 and 1998, sales of software provided by Microsoft and by a major software distributor accounted for a substantial majority of our revenues. As is common in the industry, we have no long-term or exclusive arrangements with any publishers or distributors that guarantee the availability of software for resale. For example, our agreement with Microsoft automatically renews for successive one-year periods but is terminable for any reason by 30 days written notice prior to the expiration of the given term. Although we believe that we can replace our relationship with the major software distributor without much difficulty, if this relationship terminates then the publishers or distributors that currently supply us with software might cease to continue to supply us and we might be unable to establish new relationships with other publishers and distributors.

     We also rely on software distributors to ship shrink-wrap software to customers that do not use digital download. We have limited control over the shipping procedures of our distributors and shipments by these distributors have in the past been, and may in the future be, subject to delays. Although most software we sell carries a warranty from its publisher, publishers or distributors occasionally fail to reimburse us for returns from customers. Furthermore, our contract with Microsoft allows Microsoft to review and approve our creditworthiness. If Microsoft determines that we are not creditworthy or not in compliance with payment or reporting terms, it may require us to post security acceptable to them which could negatively impact our financial condition.

OUR CUSTOMERS ARE CONCENTRATED AND WE ARE SUBJECT TO RISKS ASSOCIATED WITH RELIANCE ON U.S. GOVERNMENT CONTRACTS

     We have six contracts with U.S. government agencies. Two of these agreements accounted for approximately 29% of our revenues in 1997 and 28% of our revenues in 1998. These agreements expired in June 1998 and July 1998. We renewed the first of these contracts for an additional one-year term that expired in June 1999. We replaced the second contract with a new contract with the same government agency on substantially similar terms. We signed the third agreement in January 1999 and it will expire in January 2000. The fourth agreement was signed in February 1999 and expires in February of 2000. The fifth agreement was signed in April 1999 and expires in May 2000. The sixth agreement was signed in June 1999 and expires in May 2000. We expect that these existing contracts will continue to account for a substantial portion of our revenues for the foreseeable future. Each of these contracts is subject to annual review and renewal by the government, and may be terminated at any time. Each government contract, option and extension is only valid if the government appropriates enough funds for expenditure on such contracts, options or extensions. Accordingly, we might fail to derive any revenue from sales of software to the U.S. government in any given future period. If the U.S. government fails to renew or terminates any of these contracts it would adversely affect our business and results of operations.

OUR COMMON STOCK PRICE IS VOLATILE

     The market price for our common stock is volatile and has fluctuated significantly to date. The trading price of our common stock is likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

     - actual or anticipated variations in our quarterly operating results;

     - announcements of technological innovations, new sales formats or new products or services by us or our competitors;

     - changes in financial estimates by securities analysts;

     - conditions or trends in the Internet and online commerce industries;

     - changes in the economic performance and/or market valuations of other Internet, online service or retail companies;

     - announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel; and

     - sales of common stock.

     In addition, the securities market has experienced extreme price and volume fluctuations and the market prices of the securities of Internet-related and technology companies have been especially volatile. These broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of stock, many companies have been the object of securities class action litigation. If we were to be sued in a securities class action, it could result in substantial costs and a diversion of management's attention and resources.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH DEPENDENCE ON THE INTERNET AND INTERNET INFRASTRUCTURE DEVELOPMENT

     Our success depends in large part on continued growth in, and the use of, the Internet. There are critical issues concerning the commercial use of the Internet which remain unresolved. The issues concerning the commercial use of the Internet which we expect to affect the development of the market for our services include:

     - security;

     - reliability;

     - cost;

     - ease of access;

     - quality of service; and

     - necessary increases in bandwidth availability.

     The adoption of the Internet for information retrieval and exchange, commerce and communications, particularly by those enterprises that have historically relied upon traditional means of commerce and communications, generally will require that these
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enterprises accept a new medium for conducting business and exchanging information. These entities likely will accept this new medium only if the Internet provides them with greater efficiency and an improved area of commerce and communication.

     Demand and market acceptance of the Internet are subject to a high level of uncertainty and are dependent on a number of factors, including the growth in consumer access to and acceptance of new interactive technologies, the development of technologies that facilitate interactive communication between organizations and targeted audiences and increases in user bandwidth. If the Internet fails to develop or develops more slowly than we expect as a commercial or business medium, it will adversely affect our business.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH ONLINE COMMERCE SECURITY AND CREDIT CARD FRAUD

     A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. To securely transmit confidential information, such as customer credit card numbers, we rely on encryption and authentication technology that we license from third parties.

     To the extent that our activities or those of third-party contractors involve the storage and transmission of proprietary information (such as credit card numbers), security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our business may be adversely affected if our security measures do not prevent security breaches and we cannot assure that we can prevent all security breaches. In addition, we have suffered losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under current credit card practices, a merchant is liable for fraudulent credit card transactions where, as is the case with the transactions we process, that merchant does not obtain a cardholder's signature. Fraudulent use of credit card data in the future could adversely affect our business.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH DIGITAL DOWNLOAD

     Our success depends in large part on our customers accepting digital download as a method of buying software. We typically derive higher gross margins from software sales via digital download than we do on shrink-wrap software sales. Therefore, our success also depends on our ability to increase the revenues we derive from product sales through digital download in absolute dollars and as a percentage of our net revenues. Digital download is a relatively new method of selling software products and its growth and market acceptance is highly uncertain and subject to a number of factors, including:

     - the availability of sufficient network bandwidth to enable purchasers to rapidly download software;

     - the impact of time-based Internet access fees;

     - the number of software titles that are available for purchase through digital download as compared to those available through traditional methods;

     - the level of consumer comfort with the process of downloading software;
       and

     - the relative ease of this process and transaction security concerns.

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

     We believe there is a maximum size of a software product that most consumers are willing to purchase via digital download. We also believe that the size of new software products will continue to increase and that these software products will be unsuitable for digital download without significant increases in network bandwidth. It will adversely affect our business if digital download fails to achieve widespread market acceptance. Even if digital download achieves widespread acceptance, we might not overcome the substantial existing and future technical challenges associated with electronically delivering software reliably and consistently on a long-term basis. This would also adversely affect our business.

WE RELY ON STRATEGIC MARKETING ALLIANCES

     Pursuant to our current strategic alliance agreements, we are obligated to pay a total of $52.5 million from December 31, 1998 through December 31, 2001, of which approximately $13.1 million must be paid during the second half of 1999.

     Under the terms of our agreement with America Online, we are the exclusive reseller of software on certain screens on the America Online service and America Online's Web site, aol.com. We are a semi-exclusive reseller of software on certain other screens on the America Online service. America Online also must deliver to us minimum numbers of impressions (screen views with links to our Web site). Pursuant to our agreement with America Online, we must make fixed payments totaling approximately $21 million. In addition, we must pay America Online a percentage of certain transactional advertising revenues we earn above specified minimum amounts. Our agreement with America Online terminates in August 2001, or earlier if there is a material breach.

     Under the terms of our agreement with Excite, we may display banner advertisements and links to our Web site on certain screens on Excite Web sites, and Excite cannot display paid promotional links or banner advertisements of any other software reseller on specified screens of the Excite Web site related to software. Excite also must deliver minimum numbers of impressions to us. We must make substantial payments to Excite during the three year term of that agreement. Also, we must pay Excite a percentage of certain transactional revenues we earn. Our agreement with Excite terminates when Excite meets certain obligations relating to the delivery of impressions, but no earlier than April 2001, unless there is a material breach. We are not aware of how the proposed acquisition of Excite by @Home will impact our relationship with Excite under this agreement or otherwise.

     We also entered into three contracts with Network Associates. In September 1997, we were authorized to electronically distribute Network Associates' products on our Web site. In September 1998, we agreed to co-host Web sites with Network Associates and agreed to resell Network Associates' products on Network Associates' Web site at www.mcafeestore.com. Under these agreements, we must make substantial payments to Network Associates for exclusive positioning of links to our Web site on certain screens on Network Associates' Web sites, and rights to resell Network Associates products.

     In February 1999, we entered into an agreement with Yahoo!, a global Internet media company that offers a branded network of comprehensive information, communication and shopping services. Under this agreement, Yahoo! will promote and advertise Beyond.com as a premier software merchant by delivering page views across Yahoo!'s branded network of sites, including the Yahoo! home page, My Yahoo!, Yahoo! Shopping, Yahoo! Games and relevant categories and search result pages in the Yahoo! directory. Over the 18-month

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

term of the agreement, we will make fixed payments, which may be augmented by certain performance-based payments.

     Traffic levels on our Web site and sales we generate from that traffic might be insufficient to justify our significant fixed financial obligations to America Online, Excite, Network Associates, Yahoo! or to satisfy our contractual obligations necessary to prevent termination of these agreements. In addition, the America Online, Excite, Network Associates and Yahoo! agreements do not provide us with automatic renewal rights upon expiration. Therefore, we may be unable to renew these agreements on commercially acceptable terms, or at all. Furthermore, we based our significant investment in the America Online, Excite, Netscape, Network Associates and Yahoo! relationships on a number of factors, including:

     - the continued positive market presence of these parties;

     - the reputation and anticipated growth of these parties; and

     - the commitment of America Online, Excite and Yahoo! to deliver specified numbers of screen views with links to our Web site.

     Although we expect our agreements with America Online, Excite, Network Associates and Yahoo! to represent significant distribution channels for our software, we cannot assume that these agreements will meet this expectation. In addition, any termination of any or all of our agreements with these companies would likely have a material adverse affect on our business.

WE NEED TO MANAGE POTENTIAL GROWTH AND OUR MANAGEMENT TEAM IS NEW

     We have rapidly and significantly expanded our operations, and anticipate this trend will continue. On March 31, 1999, we had a total of 258 employees. This expansion has placed, and we expect will continue to place, a significant strain on our managerial, operational and financial resources. The majority of our senior management, including our President and Chief Executive Officer and our Chief Financial Officer, joined us within the last 18 months, and three directors joined our board of directors in March 1999. The Chairman of our Board of Directors, William S. McKiernan, also serves as the President and Chief Executive Officer of CyberSource Corporation and, accordingly, plays a limited role in our management. Our new employees include a number of key managerial, technical and operations personnel who we have not yet fully integrated into our operations, and we expect to add additional key personnel in the near future. To manage the expected growth of our operations and personnel, we will need to improve existing and implement new transaction processing, operational and financial systems, procedures and controls.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH ACQUISITIONS

     On March 30, 1999, we completed a transaction whereby one of our wholly-owned subsidiaries merged with and into BuyDirect.com, an online software retailer for consumers and business customers. There can be no assurance that we will successfully assimilate the additional personnel, operations, acquired technology and products of BuyDirect.com into our business, or retain key personnel. In particular, as a result of the merger, we will have operations in multiple facilities. We are not experienced in managing facilities in geographically distant areas. Accordingly, this physical expansion may result in disruptions

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

that adversely affect our business. Further, there is no assurance that the BuyDirect.com merger will not have a negative impact on our business and financial condition. We recorded goodwill and other intangible assets as of March 31, 1999 of approximately $136 million, which are being amortized through 2002. We believe it is likely that we will not generate additional earnings sufficient to recover the amount of goodwill and other intangible assets recorded during the period in which they are amortized.

     In addition, we intend to continue to make investments in complementary companies, products or technologies. If we buy a company, we could have difficulty in assimilating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in assimilating the acquired technology or products into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition, future acquisitions could have a negative impact on our business, financial condition and results of operations. Furthermore, we may have to incur debt or issue equity securities to pay for any future acquisition, the issuance of which would be dilutive to our existing stockholders.

WE ARE DEPENDENT ON KEY PERSONNEL AND NEED ADDITIONAL PERSONNEL

     Our future success depends on the continued service and performance of our senior management and other key personnel, particularly William S. McKiernan, Chairman of our Board of Directors, Mark L. Breier, our President and Chief Executive Officer, and John P. Pettitt, our Executive Vice President and Chief Technology Officer. In connection with the BuyDirect.com merger, we added approximately 70 new employees including managerial, technical and operations personnel. Our performance also depends on our ability to retain and motivate our other officers and key employees. Our success also depends on a successful transition of BuyDirect.com's management responsibility to our senior management team. The loss of the services of any of our executive officers or other key employees could adversely affect our business. We do not have long term employment agreements with any of our key personnel. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, editorial, merchandising, marketing and customer service personnel. Competition for these individuals is intense, particularly in the Silicon Valley area, and we may be unable to successfully attract, assimilate or retain sufficiently qualified personnel in the future.

WE ARE SUBJECT TO CAPACITY CONSTRAINT RISKS, RELIANCE ON INTERNALLY DEVELOPED SYSTEMS AND SYSTEM DEVELOPMENT RISKS

     A key element of our strategy is to generate a high volume of traffic on, and use of, our Web site. Our revenues depend on the number of customers who use our Web site to purchase software. Accordingly, our Web site, transaction processing systems and network infrastructure performance, reliability and availability are critical to our operating results. These factors are also critical to our reputation and our ability to attract and retain customers and maintain adequate customer service levels. The volume of goods we sell and the attractiveness of our product and service offerings will decrease if there are any systems interruptions that affect the availability of our Web site or our ability to fulfill orders. We have experienced periodic systems interruptions, which we believe may continue to occur. We are continually enhancing and expanding our technology and transaction processing systems, and network infrastructure and other technologies, to

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

accommodate a substantial increase in the volume of traffic on our Web site. We may be unsuccessful in these efforts or we may be unable to accurately project the rate or timing of increases in the use of our Web site. We may also fail to timely expand and upgrade our systems and infrastructure to accommodate these increases. In addition, we cannot predict whether additional network capacity will be available from third party suppliers as we need it. Also, our network or our suppliers' network might be unable to timely achieve or maintain a sufficiently high capacity of data transmission to timely process orders or effectively conduct digital downloads, especially if our Web site traffic increases. Our failure to achieve or maintain high capacity data transmission could significantly reduce consumer demand for our services.

WE MAY HAVE POTENTIAL CONFLICTS OF INTEREST WITH CYBERSOURCE CORPORATION

     In connection with the spin off of our Internet commerce services business to CyberSource in December 1997, we entered into agreements with CyberSource to define the ongoing relationship between the two companies. At the time these agreements were negotiated, all of our directors were also directors of CyberSource and other members of our management team joined CyberSource as executive officers. As a result, these agreements may not be deemed the result of arms' length negotiations. Further, although we and CyberSource are engaged in different businesses, the two companies currently have no policies to govern the pursuit or allocation of corporate opportunities between us and CyberSource, in the event they arise. Our business could be adversely affected if the overlapping board members of the two companies, of which there are currently two, pursue CyberSource's interests over ours either in the course of intercompany transactions or where the same corporate opportunities are available to both companies.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH OUR DEPENDENCE ON CYBERSOURCE
CORPORATION

     We depend upon CyberSource for certain services such as credit card processing, fraud screening, export control, sales tax computation, electronic licensing, hosting of electronic downloads and fulfillment messaging. In addition, under the terms of an Inter-Company Cross License Agreement we have with CyberSource, we license certain technology, including Sm@rtCert, from CyberSource. CyberSource also provides these services and licenses this technology to other customers, including our competitors. It would be disruptive to our business if any of the following occur:

     - any discontinuation of these services;

     - any termination of this license;

     - any reduction in performance that requires us to replace these services;

     - any reduction in performance that causes us to internally develop or license these technologies from a third party; or

     - any failure by CyberSource to ensure that this software complies with "Year 2000" requirements.

     Certain former and current members of our management have joined CyberSource in executive management positions, including William S. McKiernan, the Chairman of our Board of Directors, who serves as President and Chief Executive Officer of CyberSource. Currently, two members of our Board of Directors serve on the CyberSource Board of

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

Directors. Nothing in our agreements with CyberSource prohibits CyberSource from competing directly with us or prevents a third party from acquiring CyberSource, either of which could adversely affect our business.

WE ARE SUBJECT TO RISK OF SYSTEM FAILURE AND OUR SYSTEMS ARE LOCATED IN SINGLE FACILITY

     Our success, in particular our ability to successfully receive and fulfill orders and provide high quality customer service, largely depends on the efficient and uninterrupted operation of our computer and communications systems. Substantially all of our development and management systems are in a single facility we lease in Sunnyvale, California. Our operational systems are in a single location in Santa Clara, California.

     Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. We have no formal disaster recovery plan and carry insufficient business interruption insurance to compensate us for losses that may occur. Furthermore, our security mechanisms or those of our suppliers may not prevent security breaches or service breakdowns. Despite our implementation of security measures, our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. These events could cause interruptions or delays in our business, loss of data or render us unable to accept and fulfill customer orders.

RAPID TECHNOLOGICAL CHANGE MAY ADVERSELY AFFECT US

     To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our online store. The Internet and the online commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences and frequent product and service introductions. If competitors introduce products and services embodying new technologies or if new industry standards and practices emerge, then our existing Web site, proprietary technology and systems may become obsolete. Our future success will depend on our ability to do the following:

     - both license and internally develop leading technologies useful in our business;

     - enhance our existing services;

     - develop new services and technology that address the increasingly sophisticated and varied needs of our prospective customers; and

     - respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

     To develop our Web site and other proprietary technology entails significant technical and business risks. We may use new technologies ineffectively or we may fail to adapt our Web site, proprietary technology and transaction processing systems to customer requirements or emerging industry standards. If we face material delays in introducing new services, products and enhancements, our customers may forego the use of our services and use those of our competitors.

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

YEAR 2000 RISK MAY ADVERSELY AFFECT US

     Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the Year 2000. We have assessed our proprietary software and our internally developed systems which permit the sale, order, processing and delivery of off-the-shelf software to our customers to determine Year 2000 compliance. We have searched through software code for each of these applications and believe that we have identified all instances where date specific information is required. We have further investigated whether these date fields contain two or four digits. Based on our review and the results of limited testing, we believe our other proprietary software and internally developed systems are Year 2000 compliant.

     In addition to our proprietary software and internally developed systems, we utilize software, computer technology and other services internally developed and provided by third-party vendors that may fail due to the Year 2000 phenomenon. For example, we are dependent on the institutions involved in processing our members' credit card payments for Internet services. We are also dependent on telecommunications vendors and leased point-of-purchase vendors to maintain network reliability.

     Our software applications run on several hardware platforms and associated operating systems, primarily those provided by Sun Microsystems. In addition, our software operates in accordance with several external Internet protocols, such as HTTP and NNTP. Our software is therefore dependent upon the correct processing of dates by these systems and protocols. We have reviewed information made publicly available by Sun Microsystems and our other hardware platform providers regarding Year 2000 compliance and researched the date handling capabilities of applicable Internet protocols. Based on this research, we do not believe that the underlying systems and protocols that operate in conjunction with our software applications contain material Year 2000 deficiencies. However, we have not conducted our own tests to determine to what extent our software running on any of our hardware platforms and in accordance with any of our supported Internet protocols fails to properly recognize Year 2000 dates.

     We use multiple software systems for our internal business purposes, including accounting, e-mail, development, human resources, customer service and support, and sales tracking systems. All of these applications have been purchased or developed within the preceding 18 months. We have made inquiries of vendors of the systems that we believe are mission critical to our business regarding their Year 2000 readiness. Each of these vendors has indicated to us that it believes its applications are Year 2000 compliant. However, we have not received affirmative documentation in this regard from any of these vendors and we have not performed any operational tests on their internal systems. We anticipate that our systems, including components thereof provided by third-party vendors, will be Year 2000 compliant by the Year 2000.

     However, our software applications and the underlying hardware systems and protocols running the software may contain undetected errors or defects associated with Year 2000 date functions. Our software applications directly and indirectly interact with a large number of other hardware and software systems. We are unable to predict to what extent our business may be affected if our software or the systems that operate in conjunction with our software experience a material Year 2000 failure. Known or unknown errors or defects that affect the operation of our software could result in delay or loss of revenue,

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

interruption of shopping services, cancellation of customer contracts, interference with digital download, diversion of development resources, damage to our reputation, costs, and litigation costs, any of which could adversely affect our business, financial condition and results of operation. Further, the spending and purchasing patterns of customers or potential customers may be affected by the Year 2000 issue as individuals, corporation and government agencies expend significant resources to correct or update their current system for Year 2000 compliance or delay purchases of new software until after the Year 2000. At this time, the expenses associated with our assessment and potential remediation plan cannot be determined. Further, at this time, we do not have enough information to determine the most reasonably likely worst case scenario. Therefore, we do not have a contingency plan in place to handle the most reasonably likely worst case scenario, and we do not intend to create one.

WE MAY NOT SUCCESSFULLY PROTECT OUR PROPRIETARY RIGHTS

     We regard our copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success. To protect our proprietary rights, we rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others. We pursue the registration of our trademarks and service marks in the U.S., and have applied for the registration of our trademarks and service marks. We applied for Federal registration of the service marks "BEYOND.COM" on July 10, 1998, and "BEYOND DOT COM" on July 14, 1998, although we cannot be certain that federal registration of these service marks or any other service mark will issue. In addition, effective trademark, service mark, copyright and trade secret protection may be unavailable in every country in which our products and services are available online.

     We have licensed in the past, and expect to license in the future, certain of our proprietary rights, such as trademarks or copyrighted material, to third parties. While we attempt to ensure that these licensees maintain the quality of our brand, the licensees could take actions that materially harm the value of our proprietary rights or reputation. Furthermore, the steps we take to protect our proprietary rights may be inadequate, or third parties might infringe or misappropriate our trade secrets, copyrights, trademarks, trade dress and similar proprietary rights. In addition, others could independently develop substantially equivalent intellectual property. We may have to litigate in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and the diversion of our management and technical resources which could harm our business.

INTELLECTUAL PROPERTY AND OTHER CLAIMS AGAINST US CAN BE COSTLY AND RESULT IN THE LOSS OF SIGNIFICANT RIGHTS

     Other parties may assert infringement, unfair competition or other claims against us. In the past, other parties have sent us notice of claims of infringement of proprietary rights, and we expect to receive other notices in the future. We cannot predict whether others will assert infringement or other claims against us, or whether any past or future assertions or prosecutions will adversely affect our business. If we are forced to defend against any such claims, whether they are with or without merit or are determined in our favor, then we may face wasted time, costly litigation, diversion of technical and management personnel, or product shipment delays, which could adversely affect our

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business. As a result an infringement dispute, we may have to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. If there is a successful claim of product infringement against us and we are unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, it could adversely affect our business.

WE MAY BECOME SUBJECT TO ADDITIONAL GOVERNMENT REGULATION

     Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The most recent session of the U.S. Congress resulted in Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, contracts and taxation apply to the Internet. In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online. The adoption or modification of laws or regulations relating to the Internet could adversely affect our business.

WE MAY BE LIABLE FOR INTERNET CONTENT

     We believe that our future success will depend in part upon our ability to deliver original and compelling descriptive content about the software products we sell on the Internet. As a publisher of online content, we face potential liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that we publish or distribute. In the past, plaintiffs have brought such claims and sometimes successfully litigated them against online services. In addition, in the event that we implement a greater level of interconnectivity on our Web site, we will not and cannot practically screen all of the content our users generate or access, which could expose us to liability with respect to such content. Although we carry general liability insurance, our insurance may not cover claims of these types or may be inadequate to indemnify us for all liability that may be imposed on us. If we face liability, particularly liability that is not covered by our insurance or is in excess of our insurance coverage, then our reputation and our business may suffer.

WE MAY BE SUBJECT TO SALES AND OTHER TAXES

     We do not currently collect sales or other similar taxes for physical shipments of goods into states other than California, Virginia and the District of Columbia. We do not currently collect sales or other similar taxes for digital download of goods into states other than the District of Columbia. However, one or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on us and other out of state companies which engage in online commerce. In addition, any new operations in states outside California and the District of Columbia, could subject our shipments into such states to state sales taxes under current or future laws. If one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of our merchandise, it could adversely affect our business.

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MANAGEMENT AND CERTAIN STOCKHOLDERS CAN EXERCISE SIGNIFICANT INFLUENCE OVER US

     As of June 30, 1999, our current directors and executive officers and their respective affiliates beneficially own in the aggregate approximately 45.9% of our outstanding common stock. In particular, William S. McKiernan, the Chairman of our Board of Directors, beneficially holds approximately 23.6% of our outstanding common stock as of June 30, 1999. Therefore, if these stockholders act together, they will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying, preventing or deterring a change in our control which could adversely affect the market price of our common stock.

SUBSTANTIAL FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD ADVERSELY AFFECT OUR STOCK PRICE

     If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. Such sales might also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH GLOBAL EXPANSION

     Although we sell software to customers outside the United States, we have no overseas fulfillment or distribution facility or arrangement. We also have no Web site content localized for foreign markets. Therefore, we may be unable to expand our global presence effectively. In addition, international operations are subject to inherent risks, including:

     - regulatory requirements;

     - export restrictions;

     - tariffs and other trade barriers;

     - difficulties in protecting intellectual property rights;

     - longer payment cycles;

     - problems in collecting accounts receivable;

     - political instability; and

     - fluctuations in currency exchange rates.

     In addition, the United States imposes export restrictions on certain software because of its encryption technology and we may face liability if we violate these restrictions.

WE MAY BE SUBJECT TO RISKS RELATED TO THE INTRODUCTION OF THE EURO CURRENCY

     In January 1999, the new "Euro" currency was introduced in certain European countries that are part of the European Monetary Union ("EMU"). During 2002, all EMU countries are expected to completely replace their national currencies with the Euro. A significant amount of uncertainty exists as to the effect the Euro will have on the marketplace generally and, additionally, all of the final rules and regulations have not yet

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

been defined and finalized by the European Commission with regard to the Euro currency. We list the prices for our products, accounts, and invoices for sales and collect payments in U.S. dollars, even for sales outside the U.S. We currently utilize third-party vendor equipment and software products that may or may not be EMU compliant. Although we are currently taking steps to address the impact, if any, of EMU non-compliance for such third-party products, the failure of any critical component to operate properly during and after the Euro conversion process may have an adverse effect on our business or results of operations or require us to incur expenses to remedy such problems.

OUR CHARTER DOCUMENTS AND OTHER AGREEMENTS MAY ADVERSELY AFFECT A POTENTIAL TAKEOVER

     Provisions of our Amended and Restated Certificate of Incorporation, Bylaws, option agreements and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. See "Description of Capital Stock."

YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS

     This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify such forward-looking statements. This prospectus also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of certain electronic-commerce, electronic software delivery, software and related service markets and spending. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described above and elsewhere in this prospectus.

                             BEYOND.COM CORPORATION

     We are a leading online reseller of commercial off-the-shelf computer software to the consumer, small business and large enterprise markets. Through our online store (www.beyond.com), we offer customers a comprehensive selection of software as well as related computer peripheral products, helpful customer service, a convenient shopping experience and competitive prices. We believe that our Beyond.com Web site is one of the most widely known and used sites on the World Wide Web for the purchase of software. We deliver software to customers one of two ways: either we physically deliver the shrink-wrap software package or we deliver the software over the Internet through digital download. Approximately 48,000 software stock-keeping units ("SKUs") are available for online purchase with approximately 6,800 SKUs available for immediate, electronic delivery.

     We also have established strategic marketing alliances with America Online, Inc., @Home Network, CNET Inc., Company Computer Corp., Excite, Inc., Microsoft Corp., XOOM.com Inc., Yahoo! Inc. and ZDNET. These alliances promote our Web site and services on the Web sites of these strategic partners.

     Our address is 1195 West Fremont Avenue, Sunnyvale, California 94087 and our telephone number is (408) 616-4200.

     We were incorporated in California in 1994 as CyberSource Corporation and changed our name to software.net Corporation in April 1998. In June 1998, we were reincorporated in Delaware as software.net Corporation. In December, 1998, we changed our name from software.net Corporation to Beyond.com Corporation. References in this prospectus to "Beyond.com", "we", "our" and "us" refer to Beyond.com Corporation, a Delaware corporation and its predecessor, software.net Corporation, both the California and the Delaware corporation. Our principal executive offices are located at 1195 West Fremont Avenue, Sunnyvale, California 94087 and our telephone number is (408) 616-4200. We have applied for federal registration of the service marks "BEYOND.COM" and "BEYOND DOT COM." Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale by the selling stockholders of shares of our common stock. We have agreed to bear certain expenses relating to the registration of the shares of common stock registered pursuant to the registration statement of which this prospectus is a part.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends. We currently expect to retain future earnings, if any, to finance the growth and development of our business.

                              SELLING STOCKHOLDERS

     The following table provides the name of the selling stockholders and the number of shares of common stock owned by the selling stockholders. Since the selling stockholders may each sell all, some or none of their respective shares, we cannot estimate the aggregate number and percentage of shares of common stock that the selling stockholders will offer pursuant to this prospectus or that the selling stockholders will own upon completion of an offering to which this prospectus relates.

                                        SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                        OWNED PRIOR TO THIS                      OWNED AFTER
                                            OFFERING(1)                         THIS OFFERING
                                        -------------------   SHARES BEING   -------------------
           NAME AND ADDRESS              NUMBER     PERCENT       SOLD        NUMBER     PERCENT
           ----------------             ---------   -------   ------------   ---------   -------
William S. McKiernan..................  8,407,577     23.4%    8,407,577            --      *
Vulcan Ventures Inc...................  2,932,375      8.2     2,932,375            --      *
  110 110th Avenue NE, Suite 550
  Bellevue, WA 98004
Global Retail Partners, L.P. and its                   3.3                                  *
  affiliates(2).......................  1,188,924              1,188,924            --
  2121 Avenue of the Stars, Suite 1630
  Los Angeles, CA 90067
Entities affiliated with C.E.                          1.3                                  *
  Unterberg, Towbin(3)................    479,515                479,515            --
  Swiss Bank Tower
  10 East 50th Street, 22nd Floor
  New York, New York 10002
Robert C. Harris......................     25,000        *        25,000            --      *
  One Sansome Street, 41st. Fl
  San Francisco, CA 94104
Wilblairco Associates, L.P............     20,951        *        20,951            --      *
  222 W. Adams Street
  Chicago, IL 60606
Rainbow Trading Venture Partners,                        *                                  *
  L.P.................................     12,745                 12,745            --
  8201 Preston Road, Suite 400
  Dallas, TX 75225
84 other selling stockholders, each of                12.6                                  *
  whom beneficially owns less than 1%
  of the outstanding common stock
  prior to the offering(4)............  4,525,362              4,525,362            --

-------------------------
 *  Represents beneficial ownership of less than 1% of our common stock.

(1) Percent of shares beneficially owned prior to and after this offering is determined based on 35,907,657 shares outstanding as of June 30, 1999. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of June 30, 1999. Such shares issuable pursuant to such options are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of each other person. To our knowledge, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as owned by them, subject to community property laws where applicable and except as indicated in the other footnotes to this table. Unless otherwise indicated, the address of each of the individuals named above is: c/o Beyond.com Corporation, 1195 West Fremont Avenue, Sunnyvale, California 94087.

(2) Represents 56,791 shares of common stock held by UT Capital Partners International, LDC (formerly UH Capital Partners International, LDC), 345,753 shares held by UT Technology Partners, LDC (formerly UH Technology Partners, LDC); 37,747 shares held by Unterberg Harris Private Equity Partners, L.P., 8,063 shares held by Unterberg Harris Private Equity Partners, CV, 5,769 shares held by C.E. Unterberg Towbin LLC and an aggregate of 25,392 shares held by individuals associated with these entities.

(3) Represents 755,676 shares held by Global Retail Partners, L.P., 52,026 shares held by Global Retail Partners Funding, Inc., 10,295 shares held by Global Retail Partners, Inc., 49,124 shares held by GRP Partners, L.P., 225,173 shares held by DLJ Diversified Partners, L.P., 83,625 shares held by DLJ Diversified Partners-A, L.P., 7,951 shares held by DLJ First ESC L.P. and 5,054 shares held by DLJ ESC II L.P.

(4) Represents 4,525,362 shares held by 84 stockholders who received such shares in connection with the merger of one of our wholly-owned subsidiaries with and into BuyDirect.com, Inc. and the exchange of all common and preferred stock of BuyDirect.com, Inc. held by them.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     We are authorized to issue up to 70,000,000 shares of common stock and 15,000,000 shares of preferred stock. The following description of our capital stock is not complete and is qualified in its entirety by our certificate of incorporation and bylaws, both of which are included as exhibits to the registration statement of which this prospectus forms a part, and by applicable Delaware laws.

COMMON STOCK

     As of June 30, 1999, there were 35,907,657 shares of common stock outstanding held of record by approximately 107 stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, our board of directors may declare a dividend out of funds legally available and the holders of common stock are entitled to receive ratably any such dividends. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of our common stock have no preemptive rights or other subscription rights to convert their shares into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock and the shares of common stock to be issued upon conversion of our 7 1/4% Convertible Subordinated Notes will be fully paid and nonassessable.

PREFERRED STOCK

     Our board of directors has the authority, without further action by our stockholders, to issue up to 15,000,000 shares of preferred stock in one or more series and to fix the privileges and rights of each series. These privileges and rights may be greater than those of the common stock. Our board of directors, without further stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. This type of "blank check preferred stock" makes it possible for us to issue preferred stock quickly with terms calculated to delay or prevent a change in our control or make removal of our management more difficult. Additionally, if we issue this preferred stock, then the market price of common stock may decrease, and voting and other rights may decrease. We currently have no plans to issue any of this preferred stock.

WARRANTS

     Concurrent with the purchase of 238,949 shares of our common stock at a price per share equal to our initial public offering price (less underwriters' discounts) by America Online in June 1998, we issued to America Online a non-forfeitable warrant for 358,423 shares of common stock at a per share exercise price of $8.37, which vests in increments of 1/36 per month commencing March 1, 1998.

CONVERTIBLE NOTES

     In November and December 1998, we issued $63.25 million aggregate principal amount of 7 1/4% Convertible Subordinated Notes. Our 7 1/4% Convertible Subordinated Notes:

     - are general unsecured obligations;

     - mature on December 1, 2003;

     - bear interest at a rate of 7 1/4% per year commencing November 23, 1998;

     - are convertible, at any time prior to the close of business on December 1, 2003, into shares of our common stock at the conversion price of $18.34 per share, subject to certain adjustments;

     - may be redeemed at our option on or after December 6, 2001, in whole or, from time to time, in part, upon not less than 30 nor more than 60 days notice by mail at the following prices (expressed as a percentage of principal amount) during the periods set forth below:

      December 6, 2001 through November 30, 2002..................  101.813%
      December 1, 2002, through December 1, 2003..................  100.000%

     - rank behind all existing and future senior indebtedness of ours and any of our subsidiaries in right of payment;

     - were issued in denominations of $1,000 principal amount and integral multiples thereof; and

     - were issued only in fully registered book entry form, without coupons, and are represented by a permanent global 7 1/4% Convertible Subordinated Note.

     Upon the occurrence of certain events which constitute a "change of control" (as defined in the 7 1/4% Convertible Subordinated Note), we may, at the election of a holder of our 7 1/4% Convertible Subordinated Notes, be required to purchase all or any part of such holder's notes.

     LaSalle Bank National Association has agreed to serve as the Trustee under the Indenture. LaSalle Bank National Association will be permitted to deal with us and any of our affiliates with the same rights as if it were not Trustee; provided, however, that under the Trust Indenture Act, if LaSalle Bank National Association acquires any conflicting interest (as defined in the Trust Indenture
Act) and there exists a default with respect to our 7 1/4% Convertible Subordinated Notes, it must eliminate such conflict or resign.

     We, together with LaSalle Bank National Association, may amend or supplement the terms of our 7 1/4% Convertible Subordinated Notes with the written consent of the holders of at least a majority in principal amount of the then outstanding notes. However, we may not, without the consent of the holder of each 7 1/4% Convertible Subordinated Note affected thereby, amend the notes to alter the rights of such holders in a materially adverse manner.

     The occurrence of any of the following events would constitute a default (such events are referred to as "Events of Default") under our Indenture with LaSalle Bank National Association and our 7 1/4% Convertible Subordinated Notes:

     - our failure to pay any interest on our 7 1/4% Convertible Subordinated Notes for 30 days after the same is due or our failure to pay any principal of or premium, if any, on our 7 1/4% Convertible Subordinated Notes when due;

     - our failure to comply with any of our other agreements contained in our 7 1/4% Convertible Subordinated Notes or our Indenture with LaSalle Bank National Association for 60 days after receipt of notice of such failure from LaSalle Bank National Association or the holders of not less than 25% in aggregate principal amount of our 7 1/4% Convertible Subordinated Notes then outstanding;

     - our default under any bond, debenture, note or other evidence of indebtedness for money borrowed or that of any subsidiary of ours having an aggregate outstanding principal amount in excess of $10 million, which default shall have resulted in such indebtedness being accelerated, without such indebtedness being discharged, or such acceleration having been rescinded or annulled, within ten days from the date of such acceleration; and

     - certain events of bankruptcy, insolvency or reorganization with respect to us or any subsidiary of ours.

     If an event of default (other than an Event of Default resulting from bankruptcy, insolvency or reorganization with respect to us or any subsidiary of ours) occurs and is continuing, LaSalle Bank National Association may, by notice to us, declare all unpaid principal of and accrued interest to the date of acceleration on our 7 1/4% Convertible Subordinated Notes then outstanding to be due and payable immediately. Also, in such event, the holders of at least 25% in principal amount of our 7 1/4% Convertible Subordinated Notes then outstanding may, by notice to us and LaSalle Bank National Association, declare all unpaid principal of and accrued interest to the date of acceleration on our 7 1/4% Convertible Subordinated Notes then outstanding to be due and payable immediately. If an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to us or subsidiary of ours occurs, all unpaid principal of and accrued interest on our 7 1/4% Convertible Subordinated Notes then outstanding shall become and be immediately due and payable without any declaration or other act on the part of LaSalle Bank National Association or any holder.

     Our Indenture with LaSalle Bank National Association provides that the holders of a majority in principal amount of our outstanding 7 1/4% Convertible Subordinated Notes may on behalf of all holders waive any existing default or Event of Default and its consequences except a default or Event of Default in the payment of principal of or accrued interest on our 7 1/4% Convertible Subordinated Notes or any default in respect of any provision of the Indenture that cannot be modified or amended without the consent of the holder of each 7 1/4% Convertible Subordinated Note affected.

     LaSalle Bank National Association shall, within 90 days after the occurrence of any default known to it, give to the holders of our 7 1/4% Convertible Subordinated Notes notice of such default; provided that, except in the case of a default in the payment of principal of or interest on any of our 7 1/4% Convertible Subordinated Notes, LaSalle Bank National Association may withhold such notice if it in good faith determines that the withholding of such notice is in the interests of such holders.

     No holder of our 7 1/4% Convertible Subordinated Notes may pursue any remedy under our Indenture with LaSalle Bank National Association or our 7 1/4% Convertible Subordinated Notes against us (except actions for payment of overdue principal or interest or for the conversion of our 7 1/4% Convertible Subordinated Notes), unless:

     - the holder gives to LaSalle Bank National Association written notice of a continuing Event of Default;

     - the holders of at least 25% in principal amount of our outstanding 7 1/4% Convertible Subordinated Notes make a written request to LaSalle Bank National Association to pursue the remedy;

     - such holder or holders offer satisfactory indemnity to LaSalle Bank National Association against any loss, liability or expense;

     - LaSalle Bank National Association does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

     - LaSalle Bank National Association shall not have received during such 60 day period a contrary direction from the holders of at least a majority in principal amount of our outstanding 7 1/4% Convertible Subordinated Notes.

     We must deliver an officers' certificate to LaSalle Bank National Association within 90 days after the end of each fiscal year as to the signers' knowledge of our compliance with all conditions and covenants contained in our Indenture with LaSalle Bank National Association, and stating whether or not the signers know of any default or Event of Default. If any such signer knows of such a default or Event of Default, the officers' certificate shall describe the default or Event of Default and the efforts to remedy the same.

     The holders of a majority in principal amount of all our outstanding 7 1/4% Convertible Subordinated Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to LaSalle Bank National Association, provided that such direction does not conflict with any law or the Indenture, is not unduly prejudicial to the rights of another holder or LaSalle Bank National Association and does not involve liability for LaSalle Bank National Association.

CERTAIN CHARTER AND BYLAW PROVISIONS

     We are subject to the "business combination" statute of the Delaware General Corporation Law. This statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner, such as the approval of a majority of certain members of the board of directors. The term "business combination" includes mergers and stock and asset sales. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The effect of this statute could, among other things, make it more difficult for a third party to gain control of us, discourage bids for the common stock at a premium or otherwise adversely affect the market price of the common stock.

LIMITATION OF DIRECTORS' AND OFFICERS' LIABILITY; INDEMNIFICATION

     Our certificate of incorporation includes provisions that limit the personal liability of our officers and directors for monetary damages for breach of their fiduciary duties as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. Our certificate of incorporation provides that, to the fullest extent provided by the Delaware General Corporation Law, our directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors. The Delaware General Corporation Law does not permit a provision in a corporation's certificate of incorporation that would eliminate such liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     While these provisions provide directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions described above apply to an officer of a corporation only if he or she is a director of such corporation and is acting in his or her capacity as director, and do not apply to the officers of the corporation who are not directors.

     Our bylaws provide that, to the fullest extent permitted by the Delaware General Corporation Law, we may indemnify our directors, officers and employees. Our bylaws further provide that we may similarly indemnify our agents. In addition, we anticipate that each director will enter into an indemnification agreement pursuant to which we will indemnify such director to the fullest extent permitted by the Delaware General Corporation Law. At present, there is no pending litigation or proceeding involving any of our directors or officers in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

REGISTRATION RIGHTS

     The holders of our 7 1/4% Convertible Subordinated Notes have the right to have such notes and the 3,448,745 shares of our common stock issuable upon conversion of such notes registered. On March 23, 1999 a shelf-registration statement covering the resale of these notes and shares of common stock issuable upon conversion of these notes, and which included an additional 247,531 shares of our common stock which were issued in private transactions and 358,423 shares of our common stock issuable upon exercise of an outstanding warrant was declared effective. We may suspend the use of this shelf-registration statement for limited periods under certain circumstances relating to pending corporate developments, public filings with the Securities and Exchange Commission and similar events. Subject to certain limitations, we have agreed to pay liquidated damages to all holders of our 7 1/4% Convertible Subordinated Notes or common stock into which our 7 1/4% Convertible Subordinated Notes may convert that have requested to sell pursuant to the shelf registration statement if a stop order suspending such registration statement or proceedings therefor have been initiated under the Securities Act of 1933, or if the related prospectus is unavailable for periods in excess of those set forth in the registration rights agreement. We have further agreed, if such unavailability continues for an additional 30 day period, to pay liquidated damages to all such holders, whether or not such holder has requested to sell pursuant to the shelf-registration statement. Liquidated damages will accrue until such time as there are no triggering events which have occurred and are continuing at a rate equal to one half of one percent (0.50%) per annum of the principal amount of our 7 1/4% Convertible Subordinated Notes and will be payable on the interest payment dates for our 7 1/4% Convertible Subordinated Notes to the persons in whose names the relevant securities were registered at the close of business on the immediately preceding regular record dates for our 7 1/4% Convertible Subordinated Notes.

     With respect to each holder, our obligations to pay liquidated damages remains in effect only so long as our 7 1/4% Convertible Subordinated Notes and the common stock issuable upon the conversion of our 7 1/4% Convertible Subordinated Notes held by such holder are "registrable securities" within the meaning of the registration rights agreement. We will pay all expenses of this registration statement and provide each holder that is selling hereunder copies of this prospectus and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the applicable securities.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is EquiServe. The transfer agent's address is 150 Royall Street, Canton, Massachusetts 02021 and telephone number is (781) 575-2000.

                              PLAN OF DISTRIBUTION

     The shares of common stock offered by this prospectus are being sold by the selling stockholders. We will not receive any of the proceeds from the sale of these shares.

     The distribution of the shares of common stock by the selling stockholders may be made from time to time by the selling stockholders directly or through one or more brokers, agents, or dealers in one or more transactions (which may involve crosses and block transactions) on The Nasdaq Stock Market's National Market, the Pacific Exchange, Inc. or other exchanges on which our common stock is listed, pursuant to and in accordance with the rules of those exchanges, in the over-the-counter market, in negotiated transactions or otherwise, at prices related to prevailing market prices or at negotiated prices. In the event that one or more brokers, agents or dealers agree to sell the shares, they may do so by purchasing shares as principals or by selling shares as agents for the selling stockholder. Any brokers, agents or dealers who sell the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any broker, agent or dealer may receive compensation from the selling stockholders which may be deemed to be underwriting discounts or commissions and may receive commissions from purchasers of the securities for whom it may act as agent. If any such broker or dealer purchases the shares as principal it may resell the shares from time to time to or through other brokers or dealers, and the other brokers or dealers may receive compensation in the form of concessions or commissions from the selling stockholders or purchaser of the shares for whom they may act as agents.

     We have advised the selling stockholders that it and any brokers, dealers or agents who effect a sale of the shares are subject to the prospectus delivery requirements of the Securities Act of 1933. We have advised the selling stockholders that in the event of a "distribution" of its shares, the selling stockholders and any broker, agent or dealer who participates in the distribution may be subject to applicable provisions of the Securities Exchange Act of 1934 and its rules and regulations, including Regulation M.

     In connection with distributions of the shares, the selling stockholders may enter into hedging transactions with broker-dealers, and the broker-dealers may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholder. The selling stockholders also may sell our common stock short and deliver the shares to close out short positions. The selling stockholders also may enter into option or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, who may then resell or otherwise transfer the shares. The selling stockholders may transfer the shares to a donee and any donee would become a selling stockholders under this prospectus.

     We will bear all expenses of the offering of the shares, except that the selling stockholders will pay any applicable underwriting fees, discounts or commissions and transfer taxes, as well as the fees and disbursements of his counsel and experts.

                                 LEGAL MATTERS

     Certain legal matters will be passed on for us by our counsel, Morrison & Foerster LLP, Palo Alto, California. As of the date of this prospectus, Richard Scudellari, a partner in that firm, owns 70,000 shares of our common stock and holds options to purchase 10,000 shares of our common stock.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited the consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance upon Ernst & Young LLP's report, given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the Securities and Exchange Commission's public reference rooms at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Securities and Exchange Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Securities and Exchange Commission also maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Securities and Exchange Commission (http://www.sec.gov). In addition, our common stock is listed on the Nasdaq National Market and similar information concerning Beyond.com can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

     We have filed a registration statement of which this prospectus is a part and related exhibits with the Securities and Exchange Commission under the Securities Act of 1933. The registration statement contains additional information about us. You may inspect the registration statement and exhibits without charge at the office of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the Securities and Exchange Commission at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the Securities and Exchange Commission, modifies or replaces this information.

     We incorporate by reference the following documents we have filed with the Securities and Exchange Commission:

     - Annual Report on Form 10-K for the year ended December 31, 1998;

     - Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999;

     - Current Reports on Form 8-K filed on January 21, 1999, March 3, 1999 and April 13, 1999;

     - the description of our common stock contained in our Registration Statement on Form 8-A (File No. 000-24457) filed with the Securities and Exchange Commission on June 12, 1999; and

     - all documents filed by us with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering.

     To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents), call or write Beyond.com Corporation, 1195 West Fremont Avenue, Sunnyvale, California 94087, attention: Investor Relations,
(408) 616-4200.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

Securities and Exchange Commission filing fee...............  $  *
Nasdaq National Market listing fee..........................     *
Printing and engraving expenses.............................     *
Legal fees and expenses.....................................     *
Accounting fees and expenses................................     *
Transfer Agent and Registrar fees...........................     *
Miscellaneous...............................................     *
                                                              --------
          Total.............................................
                                                              ========

------------

*To be filed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond the indemnification specifically provided by the current law.

     Article IX of our Certificate of Incorporation, as amended, provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     Article VI of our Bylaws provides for the indemnification of officers, directors and third parties acting on our behalf if such person acted in good faith and in a manner reasonably believed to be in, and not opposed to, our best interest and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     We have entered into indemnification agreements with our directors and executive officers, in addition to providing indemnification in our Bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The Exhibit Index attached hereto is hereby incorporated to this item by reference thereto.

     All financial schedules are omitted because they are inapplicable or the requested information is shown in the financial statements of the registrant or related notes incorporated herein by reference.

ITEM 17. UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the Registrant pursuant to Section 13 or
        Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of these securities being registered which remain unsold at the termination of the offering thereof.

     (b) The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, when applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California on July 16, 1999.

                                          Beyond.com Corporation

                                          By:       /s/ MARK L. BREIER
                                             -----------------------------------
                                                       Mark L. Breier
                                                President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below appoints, jointly and severally, William S. McKiernan and Michael J. Praisner, and each of them, individually and without the other, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and his or her name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement (including post-effective amendments and any amendments or abbreviated registration statements pursuant to Rule 462(b) increasing the amount of securities for which registration is sought) and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission. Each person whose signature appears below hereby grants unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all that each of said attorney-in-fact may lawfully perform or cause to be performed each and every act requisite and necessary to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:

                     SIGNATURE                                 TITLE                 DATE
                     ---------                                 -----                 ----
           PRINCIPAL EXECUTIVE OFFICER:

              By: /s/ MARK L. BREIER                       President and         July 19, 1999
  ----------------------------------------------      Chief Executive Officer
                  Mark L. Breier

            PRINCIPAL FINANCIAL OFFICER
         AND PRINCIPAL ACCOUNTING OFFICER:

            By: /s/ MICHAEL J. PRAISNER              Vice President, Finance &   July 19, 1999
  ----------------------------------------------      Administration and Chief
                Michael J. Praisner                      Financial Officer

               ADDITIONAL DIRECTORS:

           By: /s/ WILLIAM S. MCKIERNAN               Chairman of the Board of   July 19, 1999
  ----------------------------------------------             Directors
               William S. McKiernan

             By: /s/ DOUGLAS CARLSTON                         Director           July 19, 1999
  ----------------------------------------------
                 Douglas Carlston

               By: /s/ JOHN S. CHEN                           Director           July 19, 1999
  ----------------------------------------------
                   John S. Chen

                By: /s/ BERT KOLDE                            Director           July 19, 1999
  ----------------------------------------------
                    Bert Kolde

             By: /s/ RONALD S. POSNER                         Director           July 19, 1999
  ----------------------------------------------
                 Ronald S. Posner

                                 EXHIBIT INDEX

   EXHIBIT
    NUMBER                               DESCRIPTION
   -------                               -----------
        **2.1    Form of Agreement and Plan of Merger between the Registrant and software.net Corporation, a California corporation
     *****3.1    Form of Certificate of Incorporation, as amended
        **3.2    Form of Bylaws of the Registrant
        **4.1    Specimen of Certificate for Common Stock
        **4.2    Common Stock Warrant issued by Registrant to America Online,
                 Inc
       ***4.3    Form of Indenture dated as of November 23, 1998, by and
                 between the Registrant and LaSalle Bank National Association
       ***4.4    Form of Registration Rights Agreement dated as of November
                 23, 1998, by and between the Company and Credit Suisse First
                 Boston Corporation, C.E. Unterberg, Towbin and Donaldson,
                 Lufkin & Jenrette Securities Corporation
       ***4.5    Purchase Agreement dated as of November 17, 1998, by and
                 between the Company and Credit Suisse First Boston
                 Corporation, C.E. Unterberg, Towbin and Donaldson, Lufkin &
                 Jenrette Securities Corporation
       ***4.6    Form of Notes (included in Exhibit 4.3)
         !5.1    Opinion of Morrison & Foerster LLP
       **10.1    Form of Indemnification Agreement
       **10.2    1995 Stock Option Plan, as amended
       **10.3    1998 Stock Option Plan
       **10.4    Stock Option Agreement dated as of March 31, 1995, by and
                 between the Registrant and John Pettitt
       **10.5    Series A Preferred Stock Purchase Agreement, as amended
       **10.6    Series B Preferred Stock Purchase Agreement
       **10.7    Series C Preferred Stock Purchase Agreement
       **10.8    Series D Preferred Stock Purchase Agreement
       **10.9    Common Stock and Warrants Subscription Agreement dated as of
                 March 18, 1998, by and between the Registrant and America
                 Online, Inc
       **10.10   Conveyance Agreement dated as of December 31, 1997, by and between the Registrant and Internet Commerce Services
                 Corporation (now known as CyberSource Corporation)
       **10.11   Interactive Marketing Agreement dated as of March 1, 1998, by and between the Registrant and America Online, Inc
       **10.12   Sponsorship Agreement dated as of March 30, 1998, by and
                 between the Registrant and Excite, Inc
       **10.13   Co-Marketing Services Agreement dated as of June 23, 1997, by and between the Registrant and Netscape Communications
                 Corporation
       **10.14   Trademark License Agreement dated as of June 23, 1997, by
                 and between the Registrant and Netscape Communications
                 Corporation
       **10.15   Offer letter to Mark Breier
       **10.16   Inter-Company Cross License Agreement dated as of April 23,
                 1998, by and between the Registrant and Internet Commerce
                 Services (now known as CyberSource Corporation), as amended on May 19, 1998
       **10.17   Promissory Note dated as of April 15, 1998, by and between the Registrant and William S. McKiernan

   EXHIBIT
    NUMBER                               DESCRIPTION
   -------                               -----------
       **10.18   Pledge Agreement as of April 15, 1998, by and between the
                 Registrant and William S. McKiernan
       **10.19   Internet Services and Products Agreement dated as of April
                 29, 1996, by and between the Registrant and Exodus
                 Communications, Inc
       **10.20   Office Building Lease dated as of July 8, 1997, as amended, by and between the Registrant and PGP-South Bay Office
                 Towers, Inc
       **10.21   Agreement dated as of December 19, 1995, by and between the
                 Registrant and the United States Department of Defense, DFAS
                 (#N00140-96-G-D115)
       **10.22   Internet Commerce Services Agreement dated as of April 23,
                 1998, by and between the Registrant and CyberSource
                 Corporation, as amended on May 19, 1998
       **10.23   Sublease dated as of May 27, 1998 by and between the
                 Registrant and First Data Merchant Services Corporation
   ******10.24   Agreement dated as of June 12, 1998, by and between the
                 Registrant and the United States Department of Defense,
                 Defense Logistics Agency (#N00140-98-D-1756)
   ******10.25   Offer Letter from Registrant to Mala Anand, dated as of June
                 15, 1998
  *******10.26   Agreement dated as of September 11, 1998, by and between the
                 Registrant and the United States National Imaging and
                 Mapping Agency (NIMA Contract #N00140-98-D-2139)
 *******+10.27   Co-hosting Agreement dated as of September 21, 1998, by and between the Registrant and Network Associates, Inc
 *******+10.28   Web Site Service Agreement dated as of September 21, 1998, by and between the Registrant and Network Associates, Inc
 *******+10.29   Electronic Services Distribution Agreement dated as of
                 September 1, 1997, by and between the Registrant and McAfee
                 Software, Inc
      ***10.30   Offer Letter to John D. Vigouroux dated as of October 26,
                 1998
        *23.1    Consent of Ernst & Young LLP, independent auditors
       !*23.2    Consent of Morrison & Foerster LLP (included in Exhibit 5.1)
        *24.1    Power of Attorney (See page II-5)

-------------------------
       + Certain portions of this exhibit have been granted confidential treatment by the Commission. The omitted portions have been separately filed with the Commission.
        ! To be filed by amendment.
       * Filed herewith.
      ** Incorporated by reference from Beyond.com's Registration Statement on
         Form S-1 (Reg. No. 333-51121), as amended, filed with the Commission on June 17, 1998.
     *** Incorporated by reference from Beyond.com's Registration Statement on
         Form S-1 (Reg. No. 333-74545) filed with the Commission on March 23, 1999.
  ***** Incorporated by reference from Beyond.com's Current Report on Form 8-K filed with the Commission on December 31, 1998, as amended.
 ****** Incorporated by reference from Beyond.com's Quarterly Report on Form
        10-Q filed with the Commission on August 14, 1998.
******* Incorporated by reference from Beyond.com's Quarterly Report, as amended, on Form 10-Q/A filed with the Commission on November 20, 1998.